UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

EnLink Midstream, LLC

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class Securities)

29336T100

(CUSIP Number)

January 7, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336T100	Page 2 of 6 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Tall Oak Midstream, LLC 46-4347243
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 9,996,096
	6	Shared voting power 0
	7	Sole dispositive power 9,996,096
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 9,996,096
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 5.56%
12	Type of reporting person (see instructions) OO

Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

EnLink Midstream, LLC

(b)	Address of Issuer’s Principal Executive Offices

2501 Cedar Springs Rd.

Dallas, Texas 75201

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed by Tall Oak Midstream, LLC (“Tall Oak”).

(b)	Address of Principal Business office or, if None, Residence

2575 Kelley Pointe Parkway, Suite 340

Edmond, OK 73013

(c)	Citizenship

Tall Oak is a Delaware limited liability company.

(d)	Title of Class of Securities

Common units representing limited partner interests (“Common Units”)

(e)	CUSIP Number

29336T100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

Page 4 of 6 Pages

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	Ownership

Reference is made to Items 5-9 and 11 of page 2 of this Schedule, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 5 of 6 Pages

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2016

Tall Oak Midstream, LLC

By:	/s/ Max J. Myers
Max J. Myers, Chief Financial Officer